UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Relevant fact filed with the Spanish Securities Commission on 02/06/2012.
The exhibit of this relevant fact was incorrectly omitted from Banco Bilbao
Vizcaya Argentaria, S.A.'s current report on Form 6-K furnished to the SEC on
01/04/2012

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

Following approval on 30 December of Royal Decree-Law 20/2011 on urgent budgetary, fiscal and financial measures to correct the public deficit, it is hereby stated that the withholding rate applied to income on savings received from 1 January 2012 has been increased from 19% to 21%. This will apply to the interim dividend payment to be made by BBVA on 10 January 2012.

Therefore, in relation to the significant event notice published by BBVA on 20
December 2011 (number 155.245) we hereby announce that the net dividend to be paid will now be EUR 0.079 per share (withholding at source of 21%). All further information disclosed in said notice remains unchanged.

Madrid, January 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 01/04/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative